Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces Preliminary Q4 Results
Record Revenue and Positive Adjusted EBITDA
Laval, Québec, CANADA – April 5, 2016 – Neptune Technologies & Bioressources Inc. ("Neptune" or the "Company") (NASDAQ.NEPT - TSX.NTB), announces preliminary selected results for the fourth quarter ended February 29, 2016.  All amounts in Canadian dollars. The financial information in this press release excludes Acasti Pharma.

Based on preliminary results for the fourth quarter, Neptune expects total revenue of approximately $10.5 million and a positive Adjusted EBITDA for the first time since the third quarter of 2012.  The increase in revenue represents approximately 90% over the third quarter ending November 30, 2015 and approximately 172% over the fourth quarter ending February 28, 2015.   As expected at year-end, cash and short-term investments were approximately $3.5 million.

"These preliminary results include two solid months of contribution from the recent acquisition of Biodroga, a leading turnkey dietary supplement solution provider," indicated Jim Hamilton, President and CEO.  "We are pleased with the progress made in the execution of our strategic plan and Biodroga's business represents an important building block for the future. Looking into Fiscal 2017, we expect to achieve positive EBITDA and demonstrate significant top-line growth."

Neptune cautions that the information contained in this press release is preliminary and is based on information currently available.  Full financial disclosure is expected to be made on or about May 25, 2016.

About Neptune Technologies & Bioressources Inc.
Neptune is a nutrition company that develops, manufactures, and globally commercializes marine-derived omega-3 polyunsaturated fatty acids (PUFA's) from Antarctic krill. More recently, with the acquisition of Biodroga, the company also provides innovative custom-made nutraceutical finished products from marine oils,  and various other functional ingredients often in unique delivery forms. Neptune's head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. ("Acasti").  Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Mario Paradis	Pierre Boucher
VP & CFO 1.450.687.2262	MaisonBrison 1.514.731.0000
m.paradis@neptunebiotech.com	pierre@maisonbrison.com
neptunebiotech.com